

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 4, 2017

<u>Via E-mail</u>
Robert J. McMullan
Senior Vice President and Chief Financial Officer
MACOM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

  Re: MACOM Technology Solutions Holdings, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2016
    Filed November 17, 2016
    File No. 001-35451

Dear Mr. McMullan:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Kevin J. Kuhar

      Kevin J. Kuhar
      Accounting Branch Chief
      Office of Electronics and Machinery